   As filed with the Securities and Exchange Commission on November 17, 1999
                                                      Registration No. 333-85537
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Post-effective Amendment No. 1 to

                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                      ST. MARY LAND & EXPLORATION COMPANY
            (Exact name of registrant as specified in its charter)

          Delaware                        1311                   41-0518430
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or         Classification Code Number)  Identification No.)
        organization)

                        1776 Lincoln Street, Suite 1100
                            Denver, Colorado 80203
                                  (303) 861-8140
   (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                             Mark A. Hellerstein
                    President and Chief Executive Officer
                     St. Mary Land & Exploration Company
                       1776 Lincoln Street, Suite 1100
                            Denver, Colorado 80203
                                (303) 861-8140
          (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                                  copies to:

            Roger C. Cohen                                  Gregory C. Hill
Ballard Spahr Andrews & Ingersoll, LLP                 Locke Liddell & Sapp LLP
    1225 17/th/ Street, Suite 2300                         3400 Chase Tower
     Denver, Colorado 80202-5596                              600 Travis
            (303) 299-7304                             Houston, Texas 77002-3095
                                                            (713) 226-1187

          Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this registration statement becomes effective and the effective time of the merger of a wholly owned subsidiary of the registrant with and into King Ranch Energy, Inc. as described in the Agreement and Plan of Merger dated July 27, 1999.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-85537

                        Calculation of Registration Fee

                                                                 Proposed                     Proposed
   Title of each                                                  maximum                     maximum
      class of                                                   offering                    aggregate                 Amount of
   securities to                  Amount to be                   price per                    offering               registration
   be registered                   registered                      unit                      price (2)                  fee (3)
-------------------        --------------------------        -----------------     ------------------------------   ---------------
Common stock,
$.01 par value                2,666,252 shares(1)                   N/A                       $46,782,000              $13,006(4)

(1) The maximum number of shares of St. Mary Land & Exploration Company common stock issuable in connection with the merger in exchange for shares of King Ranch Energy, Inc. common stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act, based on the book value as of June 30, 1999 of the shares of King Ranch Energy, Inc. common stock to be received by St. Mary Land & Exploration Company in the merger.

(3) Calculated pursuant to Section 6(b) of the Securities Act as .000278 of $46,782,000.

(4)   Previously paid with original filing.

NOTE: This Post-effective Amendment No. 1 to Form S-4 Registration Statement is filed solely to add exhibits to Part II of the registration statement.


                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

Indemnification Under Delaware Law and St. Mary Certificate of Incorporation and By-Laws

         As permitted by the provisions of the Delaware General Corporation Law, the St. Mary certificate of incorporation eliminates in certain circumstances the monetary liability of directors of St. Mary for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director for:

         . a breach of the director's duty of loyalty to St. Mary or its stockholders,

         . acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law,

         . liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law), or

         . any transaction from which the director derived an improper personal benefit.

         In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of St. Mary or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

         St. Mary's certificate of incorporation and by-laws provide that St. Mary shall indemnify all directors and officers of St. Mary to the full extent permitted by the Delaware General Corporation Law. Under such provisions, any director or officer who in his capacity as such is made or threatened to be made a party to any suit or proceeding may be indemnified if the St. Mary board of directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of St. Mary. The St. Mary certificate of incorporation, by-laws and the Delaware General Corporation Law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the certificate of incorporation, the by-laws, any agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling St. Mary pursuant to the foregoing provisions, St. Mary has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

St. Mary D&O Insurance

         The directors and officers of St. Mary are insured under a policy of directors' and officers' liability insurance issued by Executive Risk.

Merger Agreement Provisions For King Ranch Energy Directors and Officers

         Under the merger agreement, the provisions in the King Ranch Energy certificate of incorporation and bylaws for the indemnification of King Ranch Energy officers and directors will survive the merger for a period of two years.

         While the King Ranch Energy certificate of incorporation does not contain any express provisions concerning the indemnification of directors and officers, the King Ranch Energy bylaws generally provide that a directors or officer who in the capacity as such is made or threatened to be made a party to a lawsuit or proceeding shall be indemnified if the individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of King Ranch Energy. The King Ranch Energy bylaws further provide that such indemnification is not exclusive of any other rights to which such individual may be entitled under the certificate of incorporation, any agreement, vote of stockholders or disinterested directors or otherwise.

Item 21.  Exhibits and Financial Statement Schedules.

         (a)       List of Exhibits

         The following exhibits are furnished as part of this registration statement:

Exhibit
  No.                                Description
-------  -----------------------------------------------------------------------

2.1 Agreement and Plan of Merger dated July 27, 1999 among St. Mary Land & Exploration Company, St. Mary Energy Company, King Ranch, Inc. and King Ranch Energy, Inc., as amended by Amendment No. 1 and Amendment No. 2 to Agreement and Plan of Merger dated November 8, 1999 (included as Annex A to the joint proxy/consent statement and prospectus contained in Part I of this registration statement filed on November 12, 1999)

3.1 Restated Certificate of Incorporation of St. Mary Land & Exploration Company dated November 11, 1992 (filed as Exhibit 3.1A to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)

3.2 Certificate of Amendment to Certificate of Incorporation of St. Mary Land & Exploration Company dated June 22, 1998 (filed as Exhibit 3.2 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

3.3 Restated By-laws of St. Mary Land & Exploration Company as of June 15, 1994 (filed as Exhibit 3.3 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

3.4      Certificate of Incorporation of King Ranch Energy, Inc. (filed as
         Exhibit 3.4 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

3.5 Bylaws of King Ranch Energy, Inc. (filed as Exhibit 3.5 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)


4.1 St. Mary Land & Exploration Company Shareholder Rights Plan adopted on July 15, 1999 (filed as Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q/A (File No. 0-20872) for the quarter ended June 30, 1999 and incorporated herein by reference)

5.1 Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the securities being registered (filed as Exhibit 5.1 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

8.1 Opinion of Locke Liddell & Sapp LLP regarding certain federal income tax consequences relating to the merger (filed as of Exhibit 8.1 to the registrant's Amendment No. 2 to Registation Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)

8.2 Opinion of Ernst & Young LLP regarding certain federal income tax consequences relating to the merger (filed as Exhibit 8.2 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)


10.1 Stock Option Plan (filed as Exhibit 10.3 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.2 Stock Appreciation Rights Plan (filed as Exhibit 10.4 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.3 Cash Bonus Plan (filed as Exhibit 10.5 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.4 Net Profits Interest Bonus Plan (filed as Exhibit 10.6 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.5     Summary Plan Description/Pension Plan dated January 1, 1985 (filed as
         Exhibit 10.7 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.6 Non-qualified Unfunded Supplemental Retirement Plan, as amended (filed as Exhibit 10.8 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.7     Summary Plan Description Custom 401(k) Plan and Trust (filed as Exhibit
         10.10 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.8 Stock Option Agreement - Mark A. Hellerstein (filed as Exhibit 10.11 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.9 Stock Option Agreement - Ronald D. Boone (filed as Exhibit 10.12 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)

10.10 Employment Agreement between Registrant and Mark A. Hellerstein (filed as Exhibit 10.13 to the registrant's Registration Statement on Form S-1 (Registration No. 33-53512) and incorporated herein by reference)
10.11    Summary Plan Description 401(k) Profit Sharing Plan( filed as Exhibit
         10.34 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1994 and incorporated herein by reference)
10.12    Summary Plan Description/Pension Plan dated December 30, 1994 (filed as
         Exhibit 10.35 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1994 and incorporated herein by reference)
10.13    Second Restated Partnership Agreement - Panterra Petroleum (filed as
         Exhibit 10.41 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1995 and incorporated herein by reference)
10.14 Purchase and Sale Agreement between Siete Oil & Gas Corporation and St. Mary Land & Exploration Company (filed as Exhibit 10.42 filed to the registrant's Current Report on Form 8-K (File No. 0-20872) dated June 28, 1996, as amended by Registrant's Current Report on Form 8-K/A (File No. 0-20872) dated June 28, 1996 and incorporated herein by reference)
10.15 Acquisition Agreement regarding the sale of the St. Mary Land & Exploration Company's interest in the Russian joint venture (filed as Exhibit 10.43 filed to the registrant's Current Report on Form 8-K (File No. 0-20872) dated December 16, 1996 and incorporated herein by reference)
10.16 Employment Agreement between registrant and Ralph H. Smith, effective October 1, 1995 (filed as Exhibit 99 filed to the registrant's Current Report on Form 8-K (File No. 0-20872) dated January 28, 1997 and incorporated herein by reference)
10.17 St. Mary Land & Exploration Company Employee Stock Purchase Plan (filed as Exhibit 10.48 filed to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1997 and incorporated herein by reference)
10.18 Credit Agreement dated June 30, 1998 (filed as Exhibit 10.52 to the registrant's Quarterly Report on Form 10-Q (File No. 0-20872) for the quarter ended June 30, 1998 and incorporated herein by reference)
10.19 Purchase and Sale Agreement dated November 12, 1998 between ONEOK Resources Company (filed as Exhibit 10.53 filed to the registrant's Current Report on Form 8-K (File No. 0-20872) dated December 30, 1998 and incorporated herein by reference)
10.20 Credit Agreement between Panterra Petroleum and Colorado National Bank dated June 17, 1997 (filed as Exhibit 10.25 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1998 and incorporated herein by reference)
10.21 Agreement between Summo Minerals Corporation, Summo USA Corporation, St. Mary Land & Exploration Company, and St. Mary Minerals Inc. re the formation of Lisbon Valley Mining Company dated May 15, 1997 (filed as
         Exhibit 10.26 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1998 and incorporated herein by reference)
10.22 Pledge and Security Agreement From Summo USA Corporation and Lisbon Valley Mining Co. LLC to St. Mary Minerals Inc. dated November 23, 1998 (filed as Exhibit 10.27 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1998 and incorporated herein by reference)

10.23 Deed of Trust, Assignment of Rents and Security Agreement by Lisbon Valley Mining Co. LLC and Stewart Title Guaranty Company for the benefit of St. Mary Minerals Inc. dated November 23, 1998 (filed as
         Exhibit 10.28 to the registrant's Annual Report on Form 10-K (File No. 0-20872) for the year ended December 31, 1998 and incorporated herein by reference)
10.24 St. Mary Land & Exploration Company Incentive Stock Option Plan, As Amended on March 25, 1999 (filed as Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q (File No. 0-20872) for the quarter ended March 31, 1999 and incorporated herein by reference)
10.25 St. Mary Land & Exploration Company Stock Option Plan, As Amended on March 25, 1999 (filed as Exhibit 10.2 to registrant's Quarterly Report on Form 10-Q (File No. 0-20872) for the quarter ended March 31, 1999 and incorporated herein by reference)
10.26 Net Profits Interest Bonus Plan, As Amended on September 19, 1996 and July 24, 1997 and January 28, 1999 filed as Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q (File No. 0-20872) for the quarter ended March 31, 1999 and incorporated herein by reference)

10.27 Stock Exchange Agreement dated June 1, 1999 among St. Mary Land & Exploration Company, Robert L. Nance, Penni W. Nance, Amy Nance Cebull and Robert Scott Nance (filed as Exhibit 10.27 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

10.28 Stock Exchange Agreement dated June 1, 1999 between St. Mary Land & Exploration Company and Robert T. Hanley (filed as Exhibit 10.28 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)


10.29 Stock Exchange Agreement dated June 1, 1999 among St. Mary Land & Exploration Company, Robert L. Nance and Robert T. Hanley (filed as
         Exhibit 10.29 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

10.30 Loan and Stock Purchase Agreement dated June 25, 1999 among Resource Capital Fund L.P., St. Mary Land & Exploration Company and St. Mary Minerals Inc.(filed as Exhibit 10.30 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, and incorporated herein by reference)

10.31 Credit Agreement dated June 25, 1999 among Summo Minerals Corporation, Summo USA Corporation, Resource Capital Fund L.P. and St. Mary Minerals Inc.(filed as Exhibit 10.31 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

10.32 Replacement Promissory dated June 25, 1999 payable to St. Mary Minerals Inc. in the amount of $1,400,000 (filed as Exhibit 10.32 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)


10.33 Pledge and Security Agreement dated June 25, 1999 among Summo Minerals Corporation, Resource Capital Fund L.P., and St. Mary Minerals Inc.(filed as Exhibit 10.33 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

10.34 Pledge and Security Agreement dated June 25, 1999 among Summo USA Corporation, Resource Capital Fund L.P., and St. Mary Minerals Inc. (filed as Exhibit 10.34 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

10.35 Warrant Agreement dated June 25, 1999 among Summo Minerals Corporation, Resource Capital Fund L.P. and St. Mary Minerals Inc. (filed as Exhibit
         10.35 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

21.1 Subsidiaries of St. Mary Land & Exploration Company (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.1 Consent of Arthur Andersen LLP (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.2 Consent of PricewaterhouseCoopers LLP (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.3 Consent of Deloitte & Touche LLP (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)

23.4 Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

23.5 Consent of Locke Liddell & Sapp LLP (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.6 Consent of Ernst & Young LLP (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.7 Consent of Ryder Scott Company, L.P. with respect to St. Mary reserve reports (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.8 Consent of Deutsche Bank Securities Inc. (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.9 Consent of Nesbitt Burns Securities Inc.(filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.10 Consent of Ryder Scott Company, L.P. with respect to King Ranch Energy reserve reports (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
23.11 Consent of Netherland Sewell & Associates, Inc. with respect to King Ranch Energy reserve reports (filed as the corresponding exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)

24.1 Power of Attorney (filed as Exhibit 24.1 to the registrant's Registration Statement on Form S-4 (Registration No. 333-85537) filed on August 19, 1999 and incorporated herein by reference)

99.1 Form of St. Mary Proxy Card (filed as the corresponding Exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
99.2 Form of King Ranch Energy Written Consent (filed as the corresponding Exhibit number to the registrant's Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-85537) filed on November 12, 1999 and incorporated herein by reference)
99.3     Instruction Sheet for King Ranch Stockholders*
99.4     Form of Letter to Class A (Voting) Stockholders of King Ranch*
99.5     Form of Letter to Class B (Non-Voting) Stockholders of King Ranch*

_____________________
* Filed herewith.

Item 22.  Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 % change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

                  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

                  (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision or arrangement whereby the registrant may indemnify a director, officer or controlling person or the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on November 17, 1999.

                                   ST. MARY LAND & EXPLORATION COMPANY

                                   By:
                                        /s/ Thomas E. Congdon
                                      ------------------------------------------
                                       Thomas E. Congdon, Chairman of the Board


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                                        Title                                 Date
------------------------------------           ------------------------------------         --------------------
 /s/ Thomas E. Congdon                           Chairman of the Board and Director            November 17, 1999
------------------------------------
Thomas E. Congdon

 /s/ Mark A. Hellerstein*                        President, Chief Executive Officer            November 17, 1999
------------------------------------
Mark A. Hellerstein                                    and Director

                                                 Executive Vice President, Chief               November 17, 1999
____________________________________
Ronald D. Boone                                        Operating Officer and Director

/s/ RICHARD C. NORRIS*                           Vice President - Finance, Secretary           November 17, 1999
------------------------------------
Richard C. Norris                                      and Treasurer

/s/ GARRY A. WILKENING*                          Vice President - Administration and           November 17, 1999
------------------------------------
Garry A. Wilkening                                     Controller

/s/ LARRY W. BICKLE*                             Director                                      November 17, 1999
------------------------------------
Larry W. Bickle

/s/ DAVID C. DUDLEY*                             Director                                      November 17, 1999
------------------------------------
David C. Dudley

/s/ RICHARD C. KRAUS*                            Director                                      November 17, 1999
------------------------------------
Richard C. Kraus

             Signature                               Title                            Date
------------------------------------         ---------------------          --------------------------
                                                   Director                        November 17, 1999
____________________________________
R. James Nicholson

/s/ AREND J. SANBULTE*
------------------------------------
Arend J. Sandbulte                                 Director                        November 17, 1999

                                                   Director                        November 17, 1999
____________________________________
John M. Seidl



* By:
      /s/ Thomas E. Congdon
     ------------------------
     Thomas E. Congdon
     Attorney-in-fact